Exhibit 1

ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

20 December 2019

Westpac announces Accountability Review Advisory Panel members

Westpac Group has today announced the names of two of the independent Advisory Panel members who will review Board risk governance and Board accountability in relation to the issues raised in AUSTRAC’s Statement of Claim.

Dr Ziggy Switkowski AO and Dr Kerry Schott AO will form part of a panel that will provide recommendations on Board risk governance and Board accountability as part of Westpac’s broader AUSTRAC response plan. The response plan also includes work by Promontory to provide assurance over Westpac’s assessment of management accountability and the adequacy of Westpac’s Financial Crime Program.

Chairman Lindsay Maxsted said Westpac was pleased to appoint such high-calibre individuals to the Panel.

“We are determined to deal with shortcomings in our financial crime processes in a comprehensive and durable manner.

“The Panel will contribute to this through recommendations on the Board’s risk governance processes and the Board’s operation within those processes, as these relate to financial crime matters.

“We look forward to receiving the findings of both Promontory’s and the Advisory Panel’s reviews. They will be important inputs to our work to raise standards and fix any gaps in Westpac’s financial crime-related processes,” Mr Maxsted said.

Westpac will make the recommendations of the Panel’s review public.

The third Panel member will be announced at a later date.

Biographies for Dr Switkowski and Dr Schott are provided below.

Advisory Panel members

Dr Ziggy Switkowski AO

Dr Switkowski is Chancellor of RMIT University, Chairman of NBN Co and a Director of Tabcorp Holdings.

Dr Switkowski is a former Chairman of Suncorp Group, the Australian Nuclear Science and Technology Organisation and of Opera Australia. He has also served as a non-executive director on the boards of Healthscope, Oil Search, Lynas and Amcor.

He has previously held positions as Chief Executive Officer and Managing Director of Telstra Corporation Limited and Optus Communications Ltd.

He is a Fellow of the Australian Academy of Science, the Australian Academy of Technological Sciences and Engineering and the Australian Institute of Company Directors.

In 2014, Dr Switkowski was made an Officer of the Order of Australia in recognition of service to tertiary education administration, scientific organisations and the telecommunications sector, to business, and to the arts.

Dr Kerry Schott AO

Dr Schott is Chair of the Energy Security Board and a Director of NBN. She is also a member of the Advisory Board for City and SouthEast Light Rail.

Dr Schott was Managing Director and CEO of Sydney Water from 2006 to 2011. Before that, she spent 15 years as an investment banker, including as Managing Director of Deutsche Bank and Executive Vice President of Bankers Trust Australia. She also worked in the public service and academia.

Dr Schott holds a doctorate from Oxford University. She was awarded an Order of Australia in 2015 for distinguished service to government and business, and has been awarded honorary doctorates from The University of Sydney, The University of Western Sydney and The University of New England.

For further information:

David Lording	Nicole Mehalski
Group Head of Media Relations	Investor Relations
0419 683 411	0466 434 631

This document has been authorised for release by Timothy Hartin, Group Company Secretary.